Exhibit (a)(2)

Yak Communications Inc.

300 Consilium Place

Suite 500

Toronto, Ontario, Canada M1H 3G2

(647) 722-2752

October 3, 2006

Dear Shareholder:

We are pleased to inform you that on September 20, 2006, Yak Communications Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Globalive Communications Corp., a Nova Scotia unlimited liability company (“Globalive”), and Yakquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Globalive (“Purchaser”).

Under the terms of the Merger Agreement and subject to the conditions set forth in the Purchaser’s Offer to Purchase and related materials enclosed with this letter, Purchaser is commencing today a cash tender offer to purchase 100% of all of the outstanding shares of common stock of the Company (the “Common Stock”) at a purchase price of $5.25 per share, net to the seller in cash without interest, less any required withholding taxes. Also under the terms of the Merger Agreement, the Purchaser is granted an option to acquire up to one share more than 80% of the Company’s issued and outstanding common stock shares that would become exercisable only upon the acceptance and payment for shares of common stock in the tender offer if more than 50% of the Company’s common stock shares shall have been tendered and not withdrawn. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on October 30, 2006.

Following the successful completion of the cash tender offer, Purchaser will be merged with and into the Company, and all Common Stock shares not purchased in the tender offer (other than shares held by dissenting stockholders, if any) will be converted into the right to receive $5.25 in cash per share. The tender offer is to be followed by the merger of the Purchaser with and into the Company with the Company being the surviving corporation. The Company will cease being a reporting company under the Securities Exchange Act of 1934, as amended, as promptly as possible following the closing of the transaction. The transaction is not subject to any financing contingencies and is expected to be completed before December 31, 2006.

The Company’s Board of Directors (the “Board”) has unanimously approved the Merger Agreement, the tender offer and the merger, and has determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the merger) are at a price and on terms that are in the best interests of the Company and the holders of the Common Stock. Accordingly, the Board unanimously recommended that the holders of the Company’s Common Stock accept the tender offer and tender their respective holdings of Common Stock to Purchaser pursuant to the terms of the tender offer.

In arriving at its recommendations, our Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including (without limitation) the fairness opinion of KPMG Corporate Finance Inc., dated September 26, 2006, to the effect that the $5.25 per share price in cash to be received by holders of Common Stock in the tender offer and the merger is fair, from a financial point of view, to such holders, as of the date of such opinion.

Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

                Very Truly Yours,

/s/ Charles Zwebner	/s/ Gary M. Clifford
Charles Zwebner	Gary M. Clifford
President and Chief Executive Officer	Chairman of the Independent Committee of the
Board of Directors